IFM (US) SECURITIES, LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2021

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69201

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING___07/01/2020___ AND ENDING___06/30/2021___
(MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: IFM (US) Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

114 W 47th Street, 19th floor
(No. and Street)

New York	NY	10036-1510
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Mordue   212.784.2270
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CohnReznick LLP
(Name – if individual, state last, first, middle name)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☐ Certified Public Accountant

☑ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____David Altshuler_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____IFM (US) Securities, LLC_____ , as
of _____June 30_____ , 20 21 _____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



```
LORNA R. SOTO
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01S06343688
QUALIFIED IN NEW YORK COUNTY
MY COMMISSION EXPIRES JUNE 13, 2024
```

_____
Notary Public

_____
Signature

_____
Director
Title

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

IFM (US) SECURITIES, LLC
(A Limited Liability Company)

JUNE 30, 2021

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm

CohnReznick
ADVISORY · ASSURANCE · TAX

Report of Independent Registered Public Accounting Firm

To the Member and Board of Directors
IFM (US) Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IFM (US) Securities, LLC (a limited liability company and a wholly-owned subsidiary of IFM Investors (US), LLC) (the "Company") as of June 30, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of June 30, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the entity's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to The Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as The Company's auditor since 2015.

CohnReznick LLP

New York, New York
September 28, 2021

IFM (US) SECURITIES, LLC
(A Limited Liability Company)
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2021

ASSETS

Cash	$	176,306
Receivables from Parent		5,805,813
Prepaid expenses		1,320
Total assets	$	**5,983,439**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses and other liabilities	$	45,872
Member's equity		5,937,567
Total liabilities and member's equity	$	**5,983,439**

See notes to the financial statement.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

IFM (US) Securities, LLC (the "Company") is a wholly-owned subsidiary of IFM Investors (US), LLC (the "Parent"). The Company was organized on November 19, 2012 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC"). The operating agreement provides for the limited liability company to exist in perpetuity. There is only one class of member. The individual member's limit on liability is based on the relevant state law. The Company markets limited partnership interests of private funds managed by advisory affiliates.

The Company does not claim an exemption from the Securities and Exchange Commission ("SEC") Rule 15c3-3 of the Securities Exchange Act of 1934, in reliance on Footnote 74 to the SEC Release 34-70073 which provides that the Company carries no margin accounts, promptly transmits all customers' funds and delivers all securities received in connection with the Company's activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to customers.

The accompanying statement of financial condition has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with the Parent, such financial statement may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Company operated as an unaffiliated entity.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition
Revenues are recognized as cost plus 15% reimbursement from the Parent in the form of fee income.

Concentration of risk
The Company maintains cash in a bank account which is interest bearing. Interest bearing and non-interest bearing accounts are insured by the FDIC up to $250,000 per financial institution. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Income taxes

As a wholly-owned limited liability company, the Company is considered to be a disregarded entity and thus does not file income tax returns in any jurisdiction. The Company files under the Parent's consolidated tax return in which all items of income, expense, gains and losses are reportable by the Parent for tax purposes. The Company has no unrecognized tax benefits at June 30, 2021.

Uncertain tax positions

In accordance with the FASB ASC No. 740 ("ASC 740") Subtopic 05 "Accounting for Uncertainty in Income Taxes," the Company did not recognize any amounts from uncertain tax positions.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

3. RELATED PARTY TRANSACTIONS

Administration fees

Pursuant to an Expense Sharing Agreement, the Company reimburses the Parent for allocated salaries, rent, communication and other expenses paid for by the Parent. These charges are updated periodically, and determined based on percentages of personnel, square footage and other factors.

Fee revenue

The Company receives fees based on the cost plus 15% reimbursement from the Parent. As of June 30, 2021, $5,805,813 was outstanding and due from the Parent.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of Rule 15c3-1 of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2021, the Company had net capital, as defined, of $130,434, which exceeded the required minimum net capital of $5,000 by $125,434. Aggregate indebtedness at June 30, 2021 totaled $45,872. The Company's percentage of aggregate indebtedness to net capital was 35.17%.

5. **CONTINGENCIES**

The worldwide outbreak of COVID-19, a novel coronavirus disease that began in early 2020, has negatively affected economies, markets and individual companies throughout the world and has increased market volatility. Developments that disrupt global economies and financial markets may magnify factors that affect the Company's performance. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this uncertainty. The ultimate impact of COVID-19 on the financial performance of the Company cannot be reasonably estimated at this time.

6. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that may have occurred since June 30, 2021 and determined that there are no material events that would require disclosures in the Company's financial statements.